Jonathan L. Mercier
                                            Counsel & Assistant Vice President
                                            Hartford Life Insurance Company
                                            200 Hopmeadow Street
                                            Simsbury, CT  06089
                                            Direct Dial: (860) 843-9263
                                            Fax: (860) 843-8665

May 8, 2007

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Max A. Webb
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549-7010
Mail Stop 3561

Re:      Hartford Life Global Funding Trust 2006-061
         Form 10-K for the fiscal year ended June 15, 2006
         File No. 333-130089-24


Dear Mr. Webb:


         This letter sets forth the responses of Hartford Life Insurance Company (the "Company") to the comments contained in your letter, dated May 1, 2007, relating to Hartford Life Global Funding Trust 2006-061's (the "Trust") Form 10-K for the fiscal year ended June 15, 2006 (the "Form 10-K"). The comments of the Commission are set forth in bold/italics and the Company's responses are set forth in plain text immediately following each comment.

         The Company is filing, via EDGAR, an amendment to the Form 10-K and has filed a copy of this Letter as a correspondence attachment to such filing.

     SIGNATURES

1. WE NOTE THAT THE DEPOSITOR HAS ELECTED TO SIGN THE FORM 10-K ON BEHALF OF THE ISSUING ENTITY. ACCORDINGLY, PLEASE REVISE THE SIGNATURE BLOCK OF YOUR FORM 10-K TO CLEARLY INDICATE THAT KENNETH A. MCCULLUM IS THE SENIOR OFFICER IN CHARGE OF THE SERVICING FUNCTION. SEE GENERAL INSTRUCTION J(3) TO FORM 10-K. ADDITIONALLY, PLEASE MAKE THE CORRESPONDING CHANGES TO YOUR
     SECTION 302 CERTIFICATION. SEE FOOTNOTE 1 TO ITEM 601(b)(31)(II) OF REGULATION S-K.

The Company has revised the signature block of the Trust's Form 10-K to indicate that Kenneth A. McCullum is the senior officer of the Company in charge of securitization of the Company and has made the corresponding change to its
Section 302 certification.

2. ALSO, EITHER AMEND ANY OTHER 10-KS FOR SIMILAR ENTITIES FOR WHICH THE SIGNATURE IDENTIFICATIONS DOES NOT IDENTIFY THE SIGNER AS SENIOR OFFICER IN CHARGE OF THE SERVICING FUNCTION OR CONFIRM IN WRITING THAT SUCH CHANGES WILL BE MADE IN FUTURE FILINGS.

The Company hereby confirms that it will revise the signature identifications in accordance with Staff Comment No. 1 in all future filings.

3. WE NOTE THAT YOUR SERVICER DID NOT ASSESS COMPLIANCE WITH SEVERAL OF THE SERVICING CRITERIA SET FORTH IN ITEM 1122 OF REGULATION AB. WHILE SOME OF THESE CRITERIA ARE CLEARLY INAPPLICABLE GIVEN THE NATURE AND TERMS OF YOUR OFFERING, PLEASE EXPLAIN TO US WHY THE CRITERIA SET FORTH IN SUBPARAGRAPHS
     (d)(1)(IV) AND (d)(2)(VI) WERE DEEMED NOT APPLICABLE.

The Company respectfully advises the Staff that none of the transaction agreements relating to the Trust's securities, or any securities to be issued under the program, require or otherwise contemplate the issuance of a fidelity bond or an errors and omissions policy on any party participating in any servicing function under the program. As such, the Company believes that subparagraph (d)(1)(iv) of Item 1122 of Regulation AB is inapplicable to the program. The Company further respectfully advises the Staff that payments in respect of the Trust's and any other trust's notes issued under the program are to be made by book-entry transfer. As such, no servicer, including The Bank of New York, is required to maintain a check stock in respect of any notes issued and sold to the public under the program. As such, the Company believes that subparagraph (d)(2)(vi) of Item 1122 of Regulation AB is inapplicable to the program.

                                     * * * *

     The Company acknowledges that:

o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions regarding this letter, please do not hesitate to call me at (860) 843-9263.


Sincerely,

/s/ Jonathan Mercier

Jonathan Mercier, Counsel
Hartford Life Insurance Company